UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-08007
CUSIP NUMBER
82670C-10-0

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Signature Group Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

15303 Ventura Boulevard, Suite 1600

Address of Principal Executive Office (Street and Number)

Sherman Oaks, California 91403

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Signature Group Holdings, Inc. (f/k/a Fremont General Corporation, herein referred to as the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 by the November 14, 2011 due date and has determined that it is unable to file the Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 within the five calendar day extension period permitted by the rules of the U.S. Securities and Exchange Commission (the “SEC”).

As previously disclosed, the Company is the successor to Fremont General Corporation, which had filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Central District of California, Santa Ana Division in June 2008. The Company successfully emerged from bankruptcy proceedings on June 11, 2010 with a new management team, Board of Directors, business plan and operating strategy. At the time that the Company emerged from bankruptcy proceedings, the Company was not current in certain of its periodic filings under the Securities Exchange Act of 1934, as amended (“1934 Act”).

The Company has made significant progress in its efforts to become current in its 1934 Act periodic reporting with the filing: (i) on May 17, 2011 of the Company’s comprehensive Annual Report on Form 10-K for the fiscal years ended December 31, 2009, 2008 and 2007 and the quarterly periods of 2008 and 2009; (ii) on July 5, 2011 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and the Form 10-Q’s for the three quarterly periods of 2010; and (iii) on September 29, 2011 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

As of the date of this Notice of Late Filing, the Company’s remaining delinquent 1934 Act reports are its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2011 and September 30, 2011 (collectively, the “Delinquent Periodic Reports”). Based upon the progress made as of the date hereof, the Company currently expects that it will become current in its 1934 Act periodic reporting with the filing of the Delinquent Periodic Reports during the fourth quarter of 2011, although no assurance can be given that the Company will be able to file the Delinquent Periodic Reports by the end of such quarter.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kyle Ross	805	409-4335
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As more fully discussed in Part III hereof, the Company’s results of operations for the three and nine months ended September 30, 2011 are still being finalized by the Company. Consequently, the Company is not in a position to quantify any significant change in the results of operations for the three and nine months ended September 30, 2011, as compared with the three and nine months ended September 30, 2010. The Company has entered into significant transactions since it emerged from bankruptcy proceedings that were reported in the Company’s Current Reports on Form 8-K and other 1934 Act periodic reports previously filed with the SEC, which transactions are expected to impact the Company’s financial statements for the three and nine months ended September 30, 2011.

SIGNATURE GROUP HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2011	By:	/s/ CRAIG NOELL
Craig Noell
Chief Executive Officer